# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Neuphoria Therapeutics Inc., CIK 0001191070
CUSIP: 64136E102
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 100 SUMMIT DR, BURLINGTON, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 11/18/2025
Filed by CIK 0001910456
Persons authorized to receive notices and communications: Lynx1 Capital Management LP, D81 Calle C, STE 301, PMB 1202, Dorado, Puerto Rico (PR), 00646-2051, 929-888-7476

## Reporting persons
- Lynx1 Capital Management LP (CIK 0001910456): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 875,328; sole dispositive power 0; shared dispositive power 875,328; aggregate amount beneficially owned 875,328 (16.3% of the class)
  Comment: The Reporting Person has not disposed of any shares beneficially owned by it since the date of the Original Schedule 13D (as defined below). Rather, the reduction in percentage of Common Stock reported as beneficially owned by the Reporting Person as reported in the table above, versus the percentage previously reported by the Reporting Person, is based on an increase in the number of outstanding shares of the Company's Common Stock since the date of the Original Schedule 13D. Specifically, the percentage in the table above is based on 5,377,329 shares of Common Stock outstanding as of November 13, 2025, as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 14, 2025.
- Weston Nichols: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 875,328; sole dispositive power 0; shared dispositive power 875,328; aggregate amount beneficially owned 875,328 (16.3% of the class)
  Comment: The Reporting Person has not disposed of any shares beneficially owned by it since the date of the Original Schedule 13D. Rather, the reduction in percentage of Common Stock reported as beneficially owned by the Reporting Person as reported in the table above, versus the percentage previously reported by the Reporting Person, is based on an increase in the number of outstanding shares of the Company's Common Stock since the date of the Original Schedule 13D. Specifically, the percentage in the table above is based on 5,377,329 shares of Common Stock outstanding as of November 13, 2025, as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Neuphoria Therapeutics Inc.
Address of issuer's principal executive offices: 100 SUMMIT DR, BURLINGTON, Massachusetts (MA), 01803
Comment: Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 to the Schedule 13D ("Amendment No. 2") amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 23, 2025 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 filed with the SEC on November 10, 2025 (collectively, the "Schedule 13D"), relating to the Common Stock, par value $0.00001 per share (the "Common Stock"), of Neuphoria Therapeutics Inc. (the "Issuer" or the "Company"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 18, 2025, the Reporting Persons delivered a letter to the Board (the "Nov. 18 Letter") to withdraw their previous non-binding Proposal to acquire, through one or more managed investment funds and vehicles affiliated with the Investment Manager, all of the outstanding shares of capital stock of the Company for a price of $5.20 per share in cash, which offer price was based on then-publicly available information regarding the Company's capital structure and balance sheet.

The foregoing description of the Nov. 18 Letter does not purport to be complete and is qualified in its entirety by reference to the Nov. 18 Letter, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

See rows (11) and (13) of the cover pages to this Amendment No. 2 for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Persons.

The Reporting Persons have not disposed of any shares beneficially owned by them since the date of the Original Schedule 13D. Rather, the reduction in percentage of Common Stock reported as beneficially owned by the Reporting Persons as reported in row (13) of the cover pages to this Amendment No. 2, versus the percentage previously reported by the Reporting Persons, is based on an increase in the number of outstanding shares of the Company's Common Stock since the date of the Original Schedule 13D. Specifically, the percentage in row (13) of the cover pages is based on 5,377,329 shares of Common Stock outstanding as of November 13, 2025, as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 14, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 2 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.3: Nov. 18 Letter to the Board, dated November 18, 2025

## Signatures
- Lynx1 Capital Management LP: /s/ Weston Nichols, By: Lynx1 Capital Management GP LLC, General Partner, By: Weston Nichols, Sole Member (11/18/2025)
- Weston Nichols: /s/ Weston Nichols, Weston Nichols, individually (11/18/2025)